UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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Stock exchange release

NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISIDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Royal Dutch Shell plc management day November 2015

•	Competitive underlying performance in low oil prices – planning for prolonged downturn

•	Both net investment and dividends have been covered by operating cash flow over the last year to Q3 2015, when oil prices have averaged $60 per barrel

•	Delivering our commitments to reduce costs and spending - $11 billion reduction in 2015

•	Reorganisation of Shell upstream increases accountability for performance and aligns us to deliver on the strategy

•	Further analysis and Shell’s integration planning for the recommended combination with BG has enabled us to identify a $1 billion (40%) increase in pre-tax synergies to $3.5 billion

•	BG transaction on track for completion in early 2016, leading to a simpler and more profitable Shell

London, 3 November 2015 - Royal Dutch Shell plc (Shell) today presents a strategic update to shareholders and investors in London. Speaking at the presentation, Shell’s CEO Ben van Beurden will say:

“Low oil prices are driving significant changes in our industry. I am determined that Shell will be at the forefront of that, and emerge as a more focused and more competitive company as a result.”

“BG rejuvenates Shell’s upstream by adding deep water and integrated gas positions that offer attractive returns and cash flow, with growth potential. These are industries where Shell has significant capabilities and technologies. With enhanced positions in both of these themes, Shell can focus on the best positions, and deliver a more structured and predictable investment programme.”

“We are re-shaping the company and this will accelerate once this transaction is complete. Upstream will be reorganised to increase accountability for performance, and to better align the organisation with the company strategy. Asset sales and hard choices on capital spending, such as the recent announcements to cease exploration in Alaska and the development of Carmon Creek heavy oil in Canada, all underline the changes that are underway. Integration planning for Shell and BG is progressing according to plan and today we’re announcing a 40% increase in synergies expected from the recommended combination.”

Van Beurden will conclude: “Shell is becoming a company that is more focused on its core strengths, a company that is more resilient and competitive at all points in the oil price cycle and that has a more predictable project development pipeline. We’ll grow to simplify.”

Reorganising Upstream to increase accountability for performance

Shell is announcing a new, simpler upstream organisation that reflects recent changes in the company’s portfolio, facilitates our planning for the integration of BG post-completion of the recommended combination and that will facilitate subsequent streamlining of the portfolio. The changes will come into effect on January 1, 2016.

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Integrated Gas, which has grown into a business that generated over the last 3 years on average $11 billion cash flow-per-year from around $2 billion in 2009, will be established as a stand-alone organisation in a move that reflects both its enlarged scale and investment potential. It will be led by Maarten Wetselaar, who will become Integrated Gas Director and a member of the executive committee.

A new Upstream organisation will span Shell’s world-wide conventional oil and gas businesses. It will be led by the current Upstream International Director, Andrew Brown.

Marvin Odum, currently Upstream Americas Director, will lead and become Director of a new Unconventional Resources organisation, spanning heavy oil and shales activities in the Americas. This will include on-going reviews of portfolio and investment opportunities in these longer term themes, and the winding down of Shell’s activities in offshore Alaska.

As the recommended combination with BG moves towards completion, Shell intends to retain the best talent in the combined group.

Pulling levers to manage in the downturn

Shell is pulling all levers to manage through the current oil price downturn, underpinning our intention to continue to pay attractive dividends for shareholders.

These levers include:

•	maintaining a strong balance sheet, which had 12.7% gearing at end Q3 2015

•	delivering a 10% reduction in operating costs and 20% reduction in capital spending in 2015, together totalling $11 billion

•	portfolio restructuring covering the upstream engine, shales, and oil products

•	$20 billion of asset sales for 2014-15 and a further $30 billion planned for 2016-18 (post completion of the recommended combination with BG)

•	delivering on material new projects with substantial cash flow potential.

Shell’s drive to reduce costs and simplify the company is gathering pace. We have now announced some 7,500 staff and direct contractor headcount reductions in Shell in 2015.

Shell is being highly selective on new investment decisions. We’re leveraging our Projects & Technology business’ capabilities and taking the opportunities presented by the downturn to reduce both our own costs, and costs in the supply chain. Capital efficiency gains in the Shell portfolio are expected to be some $4 billion in 2015-16.

Progressing with the recommended combination with BG

We are making good progress with the BG transaction, which should lead to:

•	Enhanced free cash flow - this combination enhances Shell’s dividend potential in any expected oil price environment

•	An IOC LNG and deep water leader – accelerating and de-risking our current strategy

•	Springboard to change Shell – asset sales and refocused spending would result in a simpler, more focused company, concentrated around three pillars – upstream and downstream cash engines, deep water and LNG.

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Pro-forma combined capital investment for Shell and BG in 2016 is expected to be around $35 billion in the current environment, with options to further reduce this spending level, should conditions warrant that.

A joint integration planning team has been established with BG, planning for a world-class integration once the recommended combination with BG has completed.

Synergy potential of the BG combination

Shell has been able, as a result of further analysis and its integration planning work, to de-risk its initial synergy estimates and increase the expected level of identified and reported on pre-tax synergies from $2.5 billion to $3.5 billion in 2018, an increase of 40% compared to earlier guidance. This increase is attributable to a doubling of expected operating cost savings from $1 billion to $2 billion and underscores the attractiveness of the recommended combination for both sets of shareholders.

The expected level of identified pre-tax synergies therefore now comprises $2 billion of operating cost savings and a $1.5 billion reduction in exploration expenditure in 2018.

Please refer to the Appendix to this announcement for further detail on these estimated synergies. These estimated synergies have been reported on under the City Code by Deloitte LLP, and by Shell’s financial adviser, Bank of America Merrill Lynch. Copies of their letters are included in Parts B and C of the Appendix. References in this announcement to those estimated synergies should be read in conjunction with the Appendix.

These savings are incremental to savings already planned by Shell and BG and which are expected to take place regardless of whether the combination completes or not.

Shell expects 2018 exploration spend for the combined group to be less than $3 billion, a 40% reduction from 2014 levels on a combined Shell and BG basis.

Financial Effects of the Shell-BG combination

Shell’s appraisal of the financial effects expected to arise from the recommended combination includes assessing BG Group’s intrinsic asset value and the net asset value (NAV) oil price breakeven, together with the impact of the recommended combination on cash flow from operations per share, earnings per share, and return on capital employed.

The significant equity component of the combination means that the effective offer price changes with movements in the share price of Shell, which is in turn influenced by factors such as equity market and oil price movements.

The NAV oil price breakeven for the recommended combination is currently estimated to be at mid $60s Brent prices, taking account of the transaction structure, current equity market conditions, reduced operating cost forecasts and capital expenditure over time, together with other factors, including synergies.

At the time of announcement of the recommended combination in April 2015, Shell stated its expectations for accretion to cash flow from operations per share from 2016, accretion to earnings per share from 2017, and a neutral impact to return on average capital employed in 2018, with potential for growth thereafter. These statements were made on a current cost of supplies basis, excluding identified items, and reflected the prevailing market view on oil prices at that time.

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Since April, the prevailing market view on oil prices has fallen by $10-$15 per barrel on average over the period to 2018. Despite this, Shell’s assessment of the expected accretion for both cash flow from operations per share and earnings per share, and the effect on return on average capital employed, remains unchanged, and plans for share buy backs remain unchanged. This reflects the significant potential for creation of value for shareholders in the transaction.

The combination will be presented in Shell’s accounts under IFRS 3 and 13. This will result in an annual non-cash post tax charge to the profit and loss account through a step up in annual depreciation charges of approximately $1.5 billion. This figure represents a reduction from the estimate of $2 billion included in the announcement of the recommended combination dated 8 April 2015. The final figure will be assessed once the Combination has been completed, and is influenced by equity prices and other market factors at the time of completion.

Future dividend and share buybacks

Shell aims to balance cash inflows and cash outflows over the business cycle, and to finance competitive investment programmes and shareholder distributions irrespective of short term oil price fluctuations.

Our financial framework is highly competitive, with balance sheet gearing at 12.7%, similar to year ago levels, despite a halving of oil prices. Both net investment and dividends have been covered by operating cash flow over the last year to Q3 2015, when oil prices have averaged $60 per barrel.

The recommended combination with BG should enhance Shell’s free cash flow, enabling debt reduction, and further improvement in the company’s capacity to pay dividends and fund share buybacks. This is a major driver behind Shell’s intention to pay a $1.88 per share dividend in 2015, at least $1.88 per share dividend in 2016, turn off scrip dividends in 2017 and undertake a share buyback of at least $25 billion in the period 2017-2020.

Regulatory approvals on track

We remain on track to complete the recommended combination with BG in early 2016, and have received regulatory approvals from the EU, Brazil CADE, US FTC and other jurisdictions. Pre-conditional filing processes remain on track in Australia and China.

Enquiries

Shell Media Relations

International: +44 207 934 5550

Americas: +1 713 241 4544

Shell Investor Relations

Europe: + 31 70 377 4540

North America: +1 832 337 2034

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Cautionary note

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the recommended combination of Royal Dutch Shell plc (“Shell”) and BG Group plc (“BG”) (the “Combination”) or otherwise nor shall there be any sale, issuance or transfer of securities of Shell or BG pursuant to the Combination in any jurisdiction in contravention of applicable laws.

No statement in this announcement (including the statement of estimated synergies) is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that cash flow or earnings per share for the current or future financial years would necessarily match or exceed the historical published cash flow or earnings per share for Shell or BG, as appropriate.

In particular, the statements that the recommended combination is expected to be accretive to cash flow from operations per share and to earnings per share, and that the effect on return on average capital employed is expected to be neutral in 2018, should not be construed as profit forecasts and are therefore not subject to the requirements of Rule 28 of the City Code on Takeovers and Mergers (“Takeover Code”). Such statements should not be interpreted to mean that cash flow from operations per share and earnings per share, or income on a clean current cost of supply basis, in any future financial period will necessarily match or be greater than those for the relevant preceding financial period.

Statements of estimated cost savings and synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the cost savings and synergies referred to may not be achieved, may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the Takeover Code, the quantified financial benefits statement contained in this announcement is the responsibility of Shell and the Shell directors. Neither this statement nor any other statement in this announcement should be construed as a profit forecast or interpreted to mean that the combined group’s earnings in the first full year following implementation of the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Shell or BG for the relevant preceding financial period or any other period. The bases of belief, principal assumptions and sources of information in respect of the quantified financial benefits statement, as well as the reports provided for the purposes of Rule 28 of the Takeover Code by Deloitte LLP as reporting accountant and Bank of America Merrill Lynch as financial adviser, are set out in this announcement.

All amounts shown throughout this announcement are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell and of the Combination. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell, BG and the combined group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of

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contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2014 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 3, 2015. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. There can be no assurance that dividend payments will match or exceed those set out in this announcement in the future, or that they will be made at all.

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

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Appendix

QUANTIFIED FINANCIAL BENEFITS STATEMENT

Part A

The section of this Announcement entitled “Synergy potential of the BG Combination” contains an updated statements of estimated cost savings and synergies arising from the Combination (together, the “Quantified Financial Benefits Statement”).

A copy of the Quantified Financial Benefits Statement is set out below:

“Shell has been able, as a result of further analysis and its integration planning work, to de-risk its initial synergy estimates and increase the expected level of identified pre-tax synergies from $2.5 billion to $3.5 billion in 2018, an increase of 40% compared to earlier guidance. This increase is attributable to a doubling of expected operating cost savings from $1 billion to $2 billion and underscores the attractiveness of the recommended combination for both sets of shareholders.

The expected level of identified pre-tax synergies therefore now comprises $2 billion of operating cost savings and a $1.5 billion reduction in exploration expenditure in 2018.”

The potential sources of quantified cost savings arising as a direct result of the combination include savings from:

•	Corporate, administrative, organisational and IT operational efficiencies;

•	Efficiencies in marketing and shipping costs;

•	Efficiencies in procurement spend; and

•	Reduced exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

The cost savings referred to in the first two bullets above are expected to be recurring.

Shell estimates that the implementation of the operating cost savings would give rise to one-off costs of approximately $1,230 million incurred in the first two years post completion to the end of 2017, of which approximately 70% would be incurred in 2016 and 30% in 2017. No material costs are expected to arise in relation to the implementation of the reduction in exploration expenditure.

In identifying these synergies, the Shell Directors have formulated the following bases of belief:

•	Corporate, administrative, organisational and IT operational efficiencies: $1,400 million from the de-duplication of overlapping back office and business support functions, the elimination of overlapping support costs, office consolidation, the migration of BG onto Shell IT systems, and removal of duplicative corporate costs;

•	Efficiencies in procurement spend ($520 million), and marketing and shipping costs ($50 million): $570 million from economies of scale, specification standardisation and operating efficiencies across operating, capital and raw material cost areas and optimisation of shipping and marketing; and

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•	Reduction in exploration expenditure: $1.5 billion from the reduction in exploration expenditure enabled by high-grading and optimisation of the combined exploration portfolio.

The Shell Directors expect that these synergies would be delivered progressively, and anticipate that 50% on a run rate basis would be achieved by the end of 2016, 80% by the end of 2017, and the full run-rate in 2018.

Aside from the one-off costs referred to in the Quantified Financial Benefits Statement above, the Shell Directors do not expect any material dis-synergies to arise in connection with the recommended combination with BG (the “Combination”).

Bases of belief

In preparing the Quantified Financial Benefits Statement, BG has provided Shell with certain operating and financial information to facilitate a detailed analysis in support of evaluating the potential synergies available from the Combination and other information in the context of Shell’s integration planning work. In circumstances where data has been limited for commercial or other reasons, the team has made estimates and assumptions to aid its development of individual synergy initiatives.

The cost base used as the basis for the quantified exercise is that contained in BG’s 2014 Annual Report and Accounts, validated against BG’s results for the six month period ended 30 June 2015, or, where relevant, Shell’s current cost base.

The assessment and quantification of the potential synergies have in turn been informed by Shell management’s industry experience as well as their experience of executing and integrating past acquisitions.

In arriving at the estimate of synergies set out in this Announcement, following discussions with BG, the Shell Directors made the following operational assumptions:

•	as regards headcount, Shell has assumed salary levels proportional to Shell’s own salaries by grade, aligned to BG reported employee expenditure;

•	as regards IT costs, Shell anticipates transitioning BG support function activities (such as Finance, HR etc.) onto Shell’s existing systems and legacy BG support function systems will cease to be used. Project IT, infrastructure and certain enterprise resource planning systems are assumed to be at least partially integrated into Shell;

•	as regards synergies targeting procurement expenditure, these are based on scale reductions in operating and capital expenditure forecasts informed by third party analysts data;

•	as regards synergies targeting shipping and marketing, these are based on scale efficiencies across global marketing and shipping operations of the combined Shell and BG group (the “Combined Group”); and

•	the targeted operating cost savings synergies assume inflation at 2% per annum; exploration expenditure savings do not include inflation.

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The Shell Directors have, in addition, assumed that:

•	the Combination will be completed in the first quarter of 2016 for these purposes;

•	following completion of the transaction, Shell will own 100% of the ordinary share capital of BG;

•	there will be no significant impact on the underlying operations of either company or their ability to continue to conduct their businesses;

•	there will be no material change to macroeconomic, political or legal conditions in the markets or regions in which Shell and BG operate that materially impact on the implementation or costs to achieve the proposed cost savings;

•	there will be no material change in current foreign exchange rates; and

•	there will be no change in tax legislation or tax rates in the countries in which Shell and BG operate that could materially impact the ability to achieve any benefits.

The Shell Directors consider that the expected benefits will accrue as a direct result of the Combination and could not be achieved independently of the Combination.

Reports

As required by Rule 28.1(a) of the City Code, Deloitte LLP, as reporting accountants to Shell, and Bank of America Merrill Lynch, financial adviser to Shell, have provided the opinions required under that Rule. Each of Deloitte LLP and Bank of America Merrill Lynch has given and has not withdrawn its consent to the publication of its report in the form and context in which it is included.

Notes:

1.	The statements of estimated synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. As a result, the synergies referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated.

2.	Due to the scale of the Combined Group, there may be additional changes to the Combined Group’s operations. As a result, and given the fact that the changes relate to the future, the resulting synergies may be materially greater or less than those estimated.

3.	No statement should be construed as a profit forecast or interpreted to mean that the combined group’s earnings in the first full year following implementation of the Combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Shell and/or BG for the relevant preceding financial period or any other period.

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Part B

Report from Deloitte LLP

The Directors

on behalf of Royal Dutch Shell plc

Carel van Bylandtlaan 16

2596 HR The Hague

Netherlands

Merrill Lynch International

Merrill Lynch Financial Centre

2 King Edward Street

London EC1A 1HQ

3 November 2015

Dear Sirs

RECOMMENDED CASH AND SHARE OFFER FOR BG GROUP PLC BY ROYAL DUTCH SHELL PLC (“SHELL”)

We report on the statement made by the directors of Shell (the “Directors”) of synergy benefits set out in Part A of this Appendix to the announcement (the “Announcement”) issued by Shell (the “Quantified Financial Benefits Statement” or “the Statement”). The Statement has been made in the context of the disclosures within Part A of this Appendix setting out, inter alia, the basis of the Directors’ belief (identifying the principal assumptions and sources of information) supporting the Statement and their analysis, explanation and quantification of the constituent elements.

Responsibilities

It is the responsibility of the Directors to prepare the Statement in accordance with Rule 28 of the City Code on Takeovers and Mergers (the “City Code”).

It is our responsibility to form our opinion, as required by Rule 28.1(a) of the City Code, as to whether the Statement has been properly compiled on the basis stated.

This report is given solely for the purposes of complying with Rule 28.1(a)(i) of the City Code and for no other purpose. Therefore to the fullest extent permitted by law we do not assume any other responsibility to any person for any loss suffered by any such person as a result of, arising out of, or in connection with this report or our statement consenting to its inclusion in the Announcement, which are required by Rule 28.1(a)(i) and Rule 23.3 of the City Code respectively.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

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Our work included considering whether the Statement has been accurately computed based upon the disclosed bases of belief (including the principal assumptions). Whilst the bases of belief (and the principal assumptions) upon which the Statement is based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the bases of belief (or principal assumptions) adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Statement have not been disclosed or if any basis of belief (or principal assumption) made by the Directors appears to us to be unrealistic. Our work did not involve any independent examination of any of the financial or other information underlying the Statement.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Since the Statement (and the principal assumptions on which it is based) relates to the future, the actual synergy benefits achieved are likely to be different from those anticipated in the Statement and the differences may be material. Accordingly, we can express no opinion as to the achievability of the synergy benefits identified by the Directors in the Statement.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. We therefore accept no responsibility and deny any liability to any person using this report in connection with an offering of securities who makes a claim on the basis they had acted in reliance on the protections afforded by United States of America law and regulation.

Opinion

In our opinion, based on the foregoing, the Quantified Financial Benefits Statement has been properly compiled on the basis stated.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

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Part C

Report from Merrill Lynch International

The Board of Directors

Carel van Bylandtlaan 16

2596 HR The Hague

Netherlands

3 November 2015

Dear Sirs

Recommended cash and share offer for BG Group plc by Royal Dutch Shell plc (“Shell”)

We refer to the Quantified Financial Benefits Statement, the bases of belief thereof and the notes thereto (together, the “Statement”) as set out in Part A of this Appendix to this Announcement, for which the Board of Directors of Shell (the “Directors”) are solely responsible under Rule 28 of the City Code on Takeovers and Mergers (the “Code”).

We have discussed the Statement (including the assumptions and sources of information referred to therein), with the Directors and those officers and employees of Shell who developed the underlying plans. The Statement is subject to uncertainty as described in this Announcement and our work did not involve an independent examination of any of the financial or other information underlying the Statement.

We have relied upon the accuracy and completeness of all the financial and other information provided to us by, or on behalf of, Shell, or otherwise discussed with or reviewed by us, and we have assumed such accuracy and completeness for the purposes of providing this letter.

We do not express any opinion as to the achievability of the quantified financial benefits identified by the Directors.

We have also reviewed the work carried out by Deloitte LLP and have discussed with them the opinion set out in Part B of this Appendix to this Announcement addressed to yourselves and ourselves on this matter.

This letter is provided to you solely in connection with Rule 28.1(a)(ii) of the Code and for no other purpose. We accept no responsibility to Shell or its shareholders or any person other than the Directors in respect of the contents of this letter; no person other than the Directors can rely on the contents of this letter, and to the fullest extent permitted by law, we exclude all liability (whether in contract, tort or otherwise) to any other person, in respect of this letter, its results, or the work undertaken in connection with this letter, or any of the results that can be derived from this letter or any written or oral information provided in connection with this letter, and any such liability is expressly disclaimed except to the extent that such liability cannot be excluded by law.

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On the basis of the foregoing, we consider that the Statement, for which you as the Directors are solely responsible, has been prepared with due care and consideration.

Yours faithfully,

Merrill Lynch International

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ MCM Brandjes

	Name:	MCM Brandjes
	Title:	Company Secretary

Date: November 4, 2015